Exhibit 99.1

Cuprina Holdings (Cayman) Limited

(Incorporated in the Cayman Islands with limited liability)

Notice of Extraordinary General Meeting of Shareholders

To Be Held on October 15, 2026, at 9:00 p.m., local time

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting” or “EGM”) of the shareholders of Cuprina Holdings (Cayman) Limited (the “Company”) will be held at Blk 1090 Lower Delta Road #06-10, Singapore 169201, and via live webcast, on October 15, 2026, at 9:00 p.m., local time (i.e., 9 a.m. October 15, 2026 E.T.). Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting. To register for the virtual meeting please register in advance at https://meeting.vstocktransfer.com/CUPRINAOCT26.

The purpose of the Meeting is as follows:

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Proposal 1: To consider and approve that the authorised share capital of the Company be increased:

FROM: US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 6,250,000 Class A Ordinary Shares of nominal or par value US$0.008 each and (b) 6,250,000 Class B Ordinary Shares of nominal or par value US$0.008 each,

TO: US$10,000,000 divided into 1,250,000,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 625,000,000 Class A Ordinary Shares of nominal or par value US$0.008 each and (b) 625,000,000 Class B Ordinary Shares of nominal or par value US$0.008 each

(the “Increase of Authorised Share Capital” and such proposal, the “Increase of Authorised Share Capital Proposal”).

2.	Proposal 2: To consider and approve that, immediately following the Increase of Authorised Share Capital, the Third Amended and Restated Memorandum and Articles of Association be adopted in the form attached to the proxy statement (or, if the Increase of Authorised Share Capital is not approved, in substantially the same form but without the amendments reflecting the Increase of Authorised Share Capital), in substitution for and to the exclusion of, the existing Second Amended and Restated Memorandum and Articles of Association of the Company to reflect, among others, (i) the Increase of Authorised Share Capital (if approved) and (ii) the lower threshold for ordinary resolutions in writing to be signed by members holding a simple majority of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution (the “MAA Amendment” and such proposal, the “MAA Amendment Proposal”).

3.	Proposal 3: To consider and approve to direct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve Proposals 1 and 2 above (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business New York time on September 8, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

If you are a registered holder of our Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) on the Record Date, you are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying form(s) of proxy (as applicable) by (i) online at http://www.vstocktransfer.com/proxy, (ii) by fax at 646-536-3179, (iii) email at vote@vstocktransfer.com, or (iv) by mail by enclosing your Proxy Card in the return envelope provided, as soon as possible and in any event no later than 11:59 p.m. Eastern Time on October 13, 2026.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name,” and your broker or nominee is considered the “Shareholder of record” with respect to those shares. Your broker or nominee should be forwarding these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote, and you are also invited to participate in the EGM. However, since you are not the Shareholder of record, you may not vote these shares in person unless you obtain a legal proxy from your brokerage firm or bank. If a broker, bank, or other nominee holds your shares, you will receive instructions from them that you must follow in order to have your shares voted.

Holders of record of the Company’s Ordinary Shares as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

BY ORDER OF THE BOARD OF DIRECTORS
Date: September 18, 2026
Cuprina Holdings (Cayman) Limited

	By:	/s/ David Quek Yong Qi
David Quek Yong Qi
Chief Executive Officer and Director

IMPORTANT

Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote by marking your proxy card.

CUPRINA HOLDINGS (CAYMAN) LIMITED

CUPRINA HOLDINGS (CAYMAN) LIMITED

Blk 1090 Lower Delta Road #06-08,

Singapore 169201

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 15, 2026, at 9:00 p.m., local time

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Cuprina Holdings (Cayman) Limited (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders on October 15, 2026, at 9:00 p.m., local time (i.e., 9 a.m. October 15, 2026 E.T.) and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “Meeting” or “EGM”) of Shareholders. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Chairman of the Board of Directors of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or given to the Company’s shareholders is on or about September 18, 2026.

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our Meeting, this Proxy Statement and a proxy card to Shareholders.

Your vote is important. Whether or not you expect to attend the Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote online at the Meeting. If you hold your shares in street name and wish to vote your shares at the Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a legal proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following information regarding the proxy material, Extraordinary General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, including a notice of the Extraordinary General Meeting (the “Meeting” or “EGM”) of Shareholders (the “Meeting Notice”), which is being provided to the Company’s shareholders of record at the close of business on September 8, 2026 (the “Record Date”) because the Company’s Board of Directors is convening the Meeting and soliciting shareholders’ proxies to vote at the Meeting on the items of business outlined in the Meeting Notice.

Q.	Why am I receiving these materials?

A.	We have sent you this proxy statement, including the Meeting Notice, the enclosed proxy card, and form of the Third Amended and Restated Memorandum and Articles of Association, because the Board of Directors of the Company is soliciting your proxy to vote at the Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about September 18, 2026 to all shareholders entitled to vote at the Meeting.

Q.	Who may vote and how many votes may I cast?

A.	Only shareholders of record on the Record Date, September 8, 2026, are entitled to attend in person and vote at the EGM or at any adjournment thereof. As of the Record Date, there were 920,644 Class A Ordinary Shares and 1,760,625 Class B Ordinary Shares outstanding and entitled to vote. Each Class A Ordinary Share is entitled to one vote on each matter and each Class B Ordinary Share is entitled to 100 votes on each matter. There are no preferred shares issued and outstanding.

Q.	How do I vote?

A.	You may vote “For” or “Against” the proposals, or “Abstain” from voting on such proposals. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote online at the Meeting by proxy using the enclosed proxy card.

●	to vote online, come to the Meeting, click the link under the “Resources” button on your device and please follow the instructions provided to you and use the control number on the proxy card as stated; or

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●	to vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. (Eastern Time) on October 13, 2026, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The proposals are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on these matters. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Meeting.

You are also invited to attend the Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid legal proxy from your broker, bank, custodian or other nominee holder and send that document, along with a completed voting form indicating your vote prior to the Meeting to vote@vstocktransfer.com.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Meeting;

●	voting online at the Meeting by following the instructions on the proxy card provided to you and using the control number on the proxy card as stated; or

●	providing written notice of revocation to the Chairman of the Board of Directors of the Company at: Blk 1090 Lower Delta Road #06-08, Singapore 169201.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

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Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Meeting, we must have a quorum of at least one shareholder holding not less than an aggregate of one third of all the votes attaching to all shares in issue and entitled to vote upon the business to be transacted. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Meeting if you:

●	properly submit a proxy card (even if you do not provide voting instructions); or

●	attend the Meeting and vote online.

On September 8, 2026, the Record Date, there were 920,644 Class A Ordinary Shares and 1,760,625 Class B Ordinary Shares outstanding. At least one shareholder holding not less than an aggregate of one third of all the votes attaching to all shares in issue and entitled to vote (i.e. at least 58,994,382   votes) needs to be present in person or by proxy at the Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

Assuming a quorum as referenced above is reached –

A.	Proposal 1 will be approved if passed by a simple majority of the votes of such shareholders being entitled to do so, voting online or by proxy at the Meeting.

B.	Proposal 2 will be approved if passed by a majority of not less than two-thirds of the votes of such shareholders being entitled to do so, voting online or by proxy at the Meeting.

C.	Proposal 3 will be approved if passed by a simple majority of the votes of such shareholders being entitled to do so, voting online or by proxy at the Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at https://cuprina.com/. The mailing address and the location of the principal executive office of the Company is Blk 1090 Lower Delta Road #06-08, Singapore 169201.

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Proposal 1

TO APPROVE THE INCREASE OF AUTHORISED SHARE CAPITAL PROPOSAL

General

The Board of Directors believes that it is in the best interest of the Company, and is hereby soliciting shareholder approval, to effect an increase in the authorised share capital of the Company:

FROM: US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 6,250,000 Class A Ordinary Shares of nominal or par value US$0.008 each and (b) 6,250,000 Class B Ordinary Shares of nominal or par value US$0.008 each,

TO: US$10,000,000 divided into 1,250,000,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 625,000,000 Class A Ordinary Shares of nominal or par value US$0.008 each and (b) 625,000,000 Class B Ordinary Shares of nominal or par value US$0.008 each

(the “Increase of Authorised Share Capital” and such proposal, the “Increase of Authorised Share Capital Proposal”).

The Increase of Authorised Share Capital Proposal must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at the Meeting either present in person or represented by proxy at the Meeting. If our shareholders approve this proposal, the Increase of Authorised Share Capital will become effective immediately, and any one director or officer of the Company will be authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Increase of Authorised Share Capital, including instructing the Company’s registered office provider in the Cayman Islands to file the resolutions of the shareholders with the Registrar of Companies of the Cayman Islands.

Purpose of the Increase of Authorised Share Capital

The Increase of Authorised Share Capital Proposal is intended for the basic financing needs of our operations and potential business development transactions, in keeping with our goal of creating substantive value for our shareholders. As we navigate our commercial opportunities, we will need both sufficient funding and transactional flexibility.

Vote Required to Approve Proposal 1

Proposal 1 will be approved only if it receives the affirmative vote of at least a simple majority of the votes of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE INCREASE OF AUTHORISED SHARE CAPITAL PROPOSAL

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Proposal 2

TO APPROVE THE MAA AMENDMENT PROPOSAL

The Board of Directors believes that it is in the best interest of the Company, and is hereby soliciting shareholder approval, to adopt, immediately following the Increase of Authorised Share Capital, the Third Amended and Restated Memorandum and Articles of Association of the Company in the form attached hereto (or, if the Increase of Authorised Share Capital is not approved, in substantially the same form but without the amendments reflecting the Increase of Authorised Share Capital), in substitution for and to the exclusion of, the existing Second Amended and Restated Memorandum and Articles of Association of the Company to reflect, among others, (i) the Increase of Authorised Share Capital (if approved) and (ii) the lower threshold for ordinary resolutions in writing to be signed by members holding a simple majority of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution.

The Third Amended and Restated Memorandum and Articles of Association of the Company reflecting, among others, (i) the changes pursuant to the Increase of Authorised Share Capital (if and to the extent the Increase of Authorised Share Capital is approved) and (ii) the lower threshold for ordinary resolutions in writing to be signed by members holding a simple majority of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution, will be substantially in the same form attached hereto.

Vote Required to Approve Proposal 2

Proposal 2 will be approved only if it receives the affirmative vote of not less than two-thirds of the votes of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE MAA AMENDMENT PROPOSAL

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Proposal 3

TO APPROVE THE ADJOURNMENT PROPOSAL

To consider and approve by an ordinary resolution to direct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve Proposals 1 and 2 above.

Vote Required to Approve Proposal 3

Proposal 3 will be approved only if it receives the affirmative vote of at least a simple majority of the votes of the shareholders being entitled to do so, voting online or by proxy at the Meeting assuming a quorum is reached.

WE RECOMMEND A VOTE “FOR” THE ADJOURNMENT PROPOSAL

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Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is VStock Transfer, LLC. Its address is 18 Lafayette Place, Woodmere, New York 11598, and its telephone number is +1 (212) 828-8436.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at +1 (800) SEC-0330 for further information on the operation of the public reference room.

Date: September 18, 2026	By Order of the Board of Directors,
Cuprina Holdings (Cayman) Limited

	By:	/s/ David Quek Yong Qi
David Quek Yong Qi
Chief Executive Officer and Director

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Appendix A

Form of Third Amended and Restated Memorandum and Articles of Association of

Cuprina Holdings (Cayman) Limited

A-1